Exhibit 12.1

	Spirit Holdings
	Twelve Months Ended
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(430.8)	$11.4	$280.3	$297.8	$272.8
Add: Fixed Charge (from below)	81.9	95.1	89.6	73.0	54.0
Add: Amortization of capitalized interest	3.8	3.6	2.9	2.1	2.3
Add: Distributed income of equity investee	0.5	(0.7)	(1.0)	(0.7)	(0.2)
Subtract: Capitalized interest expense	5.8	7.5	—	—	7.1
	$(350.4)	$101.9	$371.8	$372.2	$321.8
Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$70.1	$82.9	$77.5	$59.1	$43.6
Add: Capitalized interest expense	5.8	7.5	5.4	10.3	7.1
Add: Portion of rentals representing interest (1/3 of Operating Lease Payments)	6.0	4.6	6.7	3.6	3.3
	$81.9	$95.0	$89.6	$73.0	$54.0

Ratio of earnings to fixed charges	(4.3)	1.1	4.1	5.1	6.0